
**IDB**
Inter-American
Development Bank

February 16, 2018

File Desk
United States Securities
 and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated February 16, 2018 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated February 16, 2018.

Sincerely yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures